Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands)

										Three Months Ended March 31, 2005
	Year Ended December 31,
	2000		2001	2002		2003		2004
Income (loss) before income taxes	$(7,462)		$(118,343)	$104,211		$5,055		$227,696		$139,953
Add: equity in loss of equity method investments	44,965		35,681	16,858		16,743		15,624		1,718
Deduct: minority interest	(4,625)		(2,259)	—		(2,232)		(5,999)		(2,194)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	32,878		(84,921)	121,069		19,566		237,321		139,477
Add:
Fixed charges:
Portion of rents representative of the interest factor	9,233		11,233	11,833		15,233		15,233		3,808
Amortization of debt issuance costs(1)	1,148		2,638	2,964		3,311		10,205		956
Interest expense	14,562		34,495	24,188		23,289		28,022		2,852
Amortization of capitalized interest	3,287		3,829	4,178		5,132		5,743		1,572
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	4,625		2,259	—		2,232		5,999		2,194

As adjusted income (loss)	$65,733		$(30,467)	$164,232		$68,763		$302,523		$150,859

Fixed charges:
Interest expense	$14,562		$34,495	$24,188		$23,289		$28,022		$2,852
Capitalized interest	2,713		4,173	5,250		6,136		8,663		2,664
Amortization of debt issuance costs(1)	1,148		2,638	2,964		3,311		10,205		956
Portion of rents representative of the interest factor	9,233		11,233	11,833		15,233		15,233		3,808

Total fixed charges	$27,656		$52,539	$44,235		$47,969		$62,123		$10,280

Ratio of earnings to fixed charges(2)	2.4	x	—	3.7	x	1.4	x	4.9	x	14.7	x

(1)
Amortization of debt issuance costs for the year ended December 31, 2004 includes a charge of $5.3 million to write off the unamortized portion of the debt fees associated with our 3% convertible subordinated debentures, which we redeemed in June 2004.

(2)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

•
$95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

•
a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.